TriniCorp, Inc.
Statement of Cash Flows
(Unaudited)

	For the Period May 1, 2018 (Inception) to December 31, 2018
Cash flows from operating activities:	
Net income	$ (28,426)
Changes in operating assets and liabilities:	
Credit card payable	1,359
Net cash used in operating activities	(27,067)
Cash flows from investing activities	
Purchase of equipment	(9,500)
Net cash used in investing activities	(9,500)
Cash flows from financing activities:	
Proceeds from SAFE agreement	10,000
Proceeds from sale of common stock	34,297
Net cash provided by financing activities	44,297
Net cash increase for period	7,730
Cash at beginning of period	-
Cash at end of period	$ 7,730
Supplemental disclosure of cash flow information:	
Cash paid during the period for:	
Income taxes	$ -
Interest	$ -